UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 1, 2021

ACON S2 ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39525	98-1550150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1133 Connecticut Ave NW, Ste 700 Washington, DC	20036
(Address of principal executive offices)	(Zip Code)

(202) 454-1100

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	STWOU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	STWO	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	STWOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed, on May 6, 2021, ACON S2 Acquisition Corp., a Cayman Islands exempted company, (the “Company” or “STWO”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with SCharge Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of STWO (“Merger Sub”), and ESS Tech, Inc., a Delaware corporation (“ESS”), pursuant to which, subject to the terms and conditions of the Merger Agreement, STWO will consummate its initial business combination with ESS (the “Business Combination”). On September 9, 2021, STWO filed a registration statement (the “Registration Statement”) on Form S-4 (No. 333- 257232) containing a proxy statement/prospectus of STWO in connection with the Business Combination (such proxy statement/prospectus in definitive form, the “Proxy Statement/Prospectus”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on September 14, 2021, and STWO commenced mailing the Proxy Statement/Prospectus on September 14, 2021.

On July 14, 2021, August 13, 2021, September 15, 2021 and September 16, 2021, STWO received a total of four demand letters from purported shareholders of STWO (the “Demand Letters”) alleging that the Proxy Statement/Prospectus contained disclosure deficiencies and/or incomplete information regarding the Business Combination.

STWO believes that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law and that the allegations contained in the Demand Letters are entirely without merit. However, in order to moot the purported STWO shareholders’ unmeritorious disclosure claims, preclude any efforts to delay the closing of the Business Combination, avoid nuisance and alleviate the costs, distractions, risks and uncertainties inherent in litigation, STWO has determined to voluntarily supplement the Proxy Statement/Prospectus with certain supplemental disclosures (the “Supplemental Disclosures”) as described in the following section entitled “Supplemental Disclosures to Proxy Statement Prospectus” in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, STWO specifically denies all allegations by the purported STWO shareholders in the Demand Letters that any additional disclosure was or is required.

The Supplemental Disclosures contained herein will not affect the timing of STWO’s extraordinary general meeting of its shareholders, which is scheduled to be held virtually on October 5, 2021 at 10:30 AM Eastern Time. You will be able to virtually attend, vote your shares and submit questions during the extraordinary general meeting via a live audio webcast by pre-registering at https://www.cstproxy.com/acon/sm2021.

STWO’s board of directors continues to recommend that STWO shareholders vote “FOR” each proposal being submitted to a vote of the STWO shareholders at the extraordinary general meeting.

Entry Into Irrevocable Proxy and Power of Attorney Agreement

As previously disclosed, ESS and SB Energy Global Holdings One Ltd. (“SBE”) filed a joint Committee on Foreign Investment in the United States (“CFIUS”) notice in August 2021 seeking CFIUS’s approval of SBE’s acquisition of certain voting shares, as well as certain deferred information and governance rights, in New ESS (the “SBE CFIUS Approval”). ESS and SBE will use their reasonable best efforts to satisfy CFIUS and provide any documentation or information requested or required by CFIUS prior to Closing, but the receipt of CFIUS approval is not a condition to Closing. The receipt and timing of the SBE CFIUS Approval is uncertain. In anticipation of Closing, ESS, STWO, and SBE entered into an Irrevocable Proxy and Power of Attorney Agreement, dated as of September 30, 2021 (the “Irrevocable Proxy Agreement”), pursuant to which certain SBE rights will be subject to receipt of the SBE CFIUS Approval. In particular, SBE will grant the Secretary of New ESS an irrevocable proxy to vote its shares in New ESS that represent more than 9.9% of all issued and outstanding shares of New ESS pro rata in the same manner and proportion as how the other holders of New ESS common stock vote their shares. Such proxy shall remain in place for all SBE shares above 9.9% of all issued and outstanding shares until the SBE CFIUS Approval is obtained, at which time it shall continue in place but with a revised threshold, applying to all SBE shares above 19.9% of all issued and outstanding shares. We cannot assure you that we will receive the SBE CFIUS Approval, and cannot predict what (if any) mitigation measures CFIUS may request, require or impose before granting the SBE CFIUS Approval or the impact of such mitigation measures on New ESS’ business, including our relationship with SBE. Failure to receive the SBE CFIUS Approval could have a materially adverse effect on our business, prospects, and financial condition. In addition, if we do become subject to CFIUS mitigation measures, actual or alleged violations could damage New ESS’ reputation and ability to do business.

The following is a summary of certain material terms and provisions of the Irrevocable Proxy Agreement. This summary does not purport to describe all of the terms and provisions of the Irrevocable Proxy Agreement and is qualified in its entirety by the complete text of the Irrevocable Proxy Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Supplemental Disclosures to Proxy Statement/Prospectus

The following supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus.

The following disclosure replaces the third sentence of the last paragraph on page 102 of the Proxy Statement/Prospectus:

STWO entered into non-disclosure agreements with over 50 of these potential business combination targets, each of which STWO believes contained customary confidentiality terms for a special purpose acquisition company and a private company target, including ESS, for purposes of performing due diligence and further evaluating and analyzing these companies as potential business combination targets.

The following disclosure is added after the second paragraph on page 105 of the Proxy Statement/Prospectus:

On January 9, 2021, ESS provided STWO with ESS’ unaudited financial results for the fiscal year ended December 31, 2020.

The following disclosure is added before the first paragraph on page 112 of the Proxy Statement/Prospectus before the heading “Certain ESS Projected Financial Information”.

Comparable Public Companies

STWO’s management worked with its financial advisors to develop a comparable companies data set and ran a comparable companies analysis to assess the value that the public markets would likely ascribe to STWO following a business combination with ESS. The relative valuation analysis was based on selected publicly traded companies in the battery storage, fuel cell and electrolyzers, and renewable technologies sectors (each further described below and together, the “Publicly Traded Benchmark Companies”). The selected companies were chosen because they were determined by STWO’s management to be relevant comparisons to ESS (but, for the avoidance of doubt, each of the selected companies is not necessarily a direct competitor of ESS). Some of the factors considered by STWO’s management in selecting these companies as examples of comparable publicly traded companies include the similarity of their end markets, business models, go-to-market strategies, ESG characteristics, and forecasted margins and growth rates relative to ESS. While these companies may share certain characteristics that are similar to those of ESS, STWO recognized that no company was identical in nature to ESS.

Using publicly available information, STWO’s management reviewed, among other things, the estimated revenues, revenue growth rate, estimated gross profit margin, estimated EBITDA, and estimated EBITDA margin with respect to each such selected comparable company over a range of years. The data reviewed by STWO for the Publicly Traded Benchmark Companies is summarized as follows:

Based on the review of these selected comparable publicly traded companies, the STWO Board concluded that ESS’ estimated revenues, revenue growth rate, gross profit margin, EBITDA and EBITDA margin were attractive relative to the selected comparable companies, as well as the median of the Publicly Traded Benchmark Companies. The results of this analysis supported the STWO Board’s determination, based on a number of factors, that the terms of the merger were fair to and in the best interests of STWO and its shareholders. The STWO Board did not rely extensively on the results of this analysis because it saw ESS as a category catalyst in long duration energy storage solutions.

The following disclosure amends the third sentence of the third paragraph on page 112 of the Proxy Statement/Prospectus:

Management of ESS provided STWO with internally prepared projections for estimated total revenue, gross profit, EBITDA, debt and capital expenditures of ESS for 2021 through 2027 on March 3, 2021.

The following disclosure is added after the last paragraph on page 117 of the Proxy Statement/Prospectus:

Interests of ESS’ and STWO’s Financial Advisors in the Business Combination

In connection with the consummation of the Business Combination, (i) Deutsche Bank is entitled to (a) expense reimbursement and customary indemnification in connection with its services as a M&A advisor to STWO and as placement agent for the PIPE Financing and (b) customary placement agent fees from STWO in connection with its services as placement agent for the PIPE Financing, and (ii) Nomura is entitled to (a) expense reimbursement and customary indemnification in connection with its services as a financial and capital markets advisor to ESS and (b) customary financial advisory fees and a discretionary bonus. Additionally, in connection with the consummation of the Business Combination, Deutsche Bank will be entitled to deferred underwriting compensation, as set forth in the registration statement for STWO’s initial public offering, which closed on September 18, 2020. These fees will be paid at the closing of the Business Combination and are conditioned upon the successful completion of the Business Combination. If the Business Combination does not close, Deutsche Bank and Nomura will be entitled to expense reimbursement and customary indemnification, but will not be entitled to such fees.

In addition, Deutsche Bank (together with its affiliates) and Nomura (together with its affiliates) are each full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. Deutsche Bank has not provided any investment banking or other commercial dealings unrelated to the Business Combination (or STWO’s Initial Public Offering) to STWO, ESS or their respective affiliates.

In addition, in the ordinary course of its business activities, Deutsche Bank, Nomura and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of STWO or its affiliates or ESS or its affiliates. Deutsche Bank and Nomura and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The table of the Proxy Statement/Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management” is amended and supplemented for the following stockholders to account for shares purchased in the PIPE Financing:

				After the Business Combination
	Before the Business Combination			Assuming No Redemption			Assuming Maximum Redemption
Five percent holders	Number of STWO Class A Ordinary Shares	Number of STWO Class B Ordinary Shares	% of Total Voting Power	Number of Shares of New ESS Common Stock	% of Class	% of Total Voting Power	Number of Shares of New ESS Common Stock	% of Class	% of Total Voting Power
BASF Venture Capital GmbH (1)	—	—	—%	7,721,878	5.1%	5.1%	7,721,878	6.1%	6.1%
Breakthrough Energy Ventures, LLC (2)	—	—	—%	15,527,317	10.2%	10.2%	15,527,317	12.2%	12.2%
SB Energy Global Holdings One Ltd. (3)	—	—	—%	31,127,200	20.4%	20.4%	31,127,200	24.4%	24.4%

(1)

Consists of shares to be held directly by BASF Ventures Capital GmbH upon Closing including 150,000 shares purchased in the PIPE Financing. The address for BASF Ventures Capital GmbH is BE 01, Benckiserplatz 1, Ludwigshagen/Rhine, Germany 67059.

(2)

Consists of shares to be held directly by Breakthrough Energy Ventures, LLC upon Closing including 150,000 shares purchased in the PIPE Financing. Breakthrough Energy Ventures, LLC is managed by Breakthrough Energy Investments, LLC, its manager, which may be deemed to have beneficial ownership over the shares and exercises voting and investment control through its investment committee. The address for each of Breakthrough Energy Ventures, LLC and Breakthrough Energy Investments, LLC is 250 Summer Street, 4th Floor, Boston, MA 02210.

(3)

Consists of shares to be held directly by SB Energy Global Holdings One Ltd., an affiliate of Softbank Group Corp., upon Closing including 5,000,000 shares purchased in the PIPE Financing. The address for SB Energy Global Holdings One Ltd. is 69 Grosvenor Street, London, United Kingdom, W1K 3JP. The address of SoftBank Group Corporation is 1-9-1, Higashi-Shimbashi Minato-ku, Tokyo 105-7303 Japan.

Important Information About the Proposed Business Combination and Where to Find It

STWO has filed, and the SEC has declared effective, a registration statement on Form S-4 containing a definitive proxy statement/prospectus of STWO relating to the proposed Business Combination. STWO has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors, STWO’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with STWO’s solicitation of proxies for the extraordinary general meeting to be held to approve the Business Combination as these materials will contain important information about ESS and STWO and the proposed Business Combination. The definitive proxy statement/prospectus has been mailed to the shareholders of STWO as of the record date of August 16, 2021; shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: 1133 Connecticut Avenue NW, Ste. 700 Washington, DC 20036.

Participants in the Solicitation

STWO and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from STWO’s stockholders in connection with the proposed transaction. Information about STWO’s directors and executive officers and their ownership of STWO’s securities is set forth in STWO’s filings with the SEC. To the extent that holdings of STWO’s securities have changed since the amounts printed in STWO’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of STWO, ESS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding STWO’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on STWO’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on STWO, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of STWO’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting STWO, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond STWO’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of STWO’s registration statement on Form S-1 (File No. 333-248515), the registration statement on Form S-4 (File No. 333-257232) filed in connection with the business combination, and other documents filed by STWO from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, STWO and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither STWO nor ESS gives any assurance that either STWO or ESS, or the combined company, will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Irrevocable Proxy and Power of Attorney Agreement, dated as of September 30, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2021

ACON S2 ACQUISITION CORP.

By:	/s/ Adam Kriger
Name:	Adam Kriger
Title:	Chief Executive Officer

Exhibit 99.1

IRREVOCABLE PROXY AND POWER OF ATTORNEY

This IRREVOCABLE PROXY AND POWER OF ATTORNEY (this “Proxy Agreement”) is entered into as of September 30, 2021, by and among SB Energy Global Holdings One Ltd. (“SoftBank”), ACON S2 Acquisition Corp. (the “Company”), ESS Tech, Inc. (“ESS”), and the Secretary of the Company (the “Proxyholder”). Each of SoftBank, ESS, the Proxyholder and the Company may hereinafter be referred to as a “Party” and collectively as the “Parties.” SoftBank and its respective affiliates are collectively referred to herein as “SoftBank.” The Proxyholder shall initially be Amir Moftakhar. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Letter Agreement (as defined below).

WHEREAS, SoftBank, ESS, and the Company are entering into this Proxy Agreement pursuant to the terms and conditions contemplated by that certain letter agreement by and among SoftBank and ESS, dated as of May 6, 2021 (the “Letter Agreement”);

WHEREAS, the Company entered into a merger agreement, dated May 6, 2021, with ESS and SCharge Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will merge with and into ESS, with ESS surviving the merger and becoming a wholly-owned direct subsidiary of the Company (the “Merger”), and each outstanding share of ESS will be converted into and exchanged for shares of the surviving corporation of the Merger (“New ESS”);

WHEREAS, SoftBank is currently the holder of certain shares of capital stock of ESS, and pursuant to, and at the closing of the Merger Transaction and the transactions contemplated thereby (the “Closing”), SoftBank will receive shares of New ESS in exchange for its shares of ESS and acquire additional shares of capital stock of New ESS (all such shares now or hereafter acquired, and for so long as such shares are held, by SoftBank, collectively, the “Shares”);

WHEREAS, effective upon and subject to the consummation of the Closing, SoftBank desires to grant to the Proxyholder, and the Proxyholder desires to accept, a proxy and undertaking in respect of the voting rights of the Shares; and

WHEREAS, the Board of Directors of ESS (or a duly authorized committee thereof) has approved this Proxy Agreement, the designation of the Secretary of the Company as the Proxyholder and the transactions contemplated hereby.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree to and authorize the following terms, which for the avoidance of doubt will only take effect at the Closing subject to the aforementioned approvals.

1.    GRANT OF PROXY AND POWER OF ATTORNEY. Effective upon and subject to the consummation of the Closing, the Parties hereby agree to the following:

(a)    SoftBank hereby irrevocably appoints, authorizes and empowers the Proxyholder, with full power of substitution and resubstitution (subject to SoftBank’s approval in each case), as SoftBank’s exclusive attorney-in-fact and proxy, on behalf of SoftBank and in its stead, to vote and otherwise exercise all voting and voting-related rights (to the fullest extent that SoftBank otherwise would be entitled or eligible) with respect to the Subject Shares (as defined below) in any vote, consent, election, waiver or other action of New ESS’ stockholders, whether under applicable law, stock exchange regulation, New ESS’ Amended and Restated Certificate of Incorporation, as may be amended and/or restated from time to time (the “Charter”) or New ESS’ bylaws, as may be amended and/or restated from time to time (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law) (each, a “Stockholder Vote”), in the same manner as if SoftBank was personally acting on any such matter. For purposes of this Proxy Agreement, and with respect to each Stockholder Vote, (x) the “SB Retained Shares” shall mean, (A) prior to the CFIUS Approval (as defined in the Letter Agreement), such Shares that represent up to and including 9.9% of the voting power of the issued and outstanding shares of New ESS entitled

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to vote in such Stockholder Vote as of the applicable record date for the relevant Stockholder Vote, and (B) from and after the CFIUS Approval, such shares that represent up to and including 19.9% of the voting power of the issued and outstanding shares of New ESS entitled to vote in such Stockholder Vote as of the applicable record date for the relevant Stockholder Vote, and (y) the “Subject Shares” shall mean, as of the applicable record date for the relevant Stockholder Vote, any and all Shares other than the SB Retained Shares. For the avoidance of doubt, SoftBank shall retain all economic and other non-voting-related rights in the Subject Shares.

(b)    This Proxy Agreement shall not affect the rights and powers of SoftBank with respect to the SB Retained Shares, including the rights and powers of SoftBank to vote or otherwise exercise its voting and other rights in any manner with respect thereto.

(c)    For the avoidance of doubt, in connection with any transfer of Shares held by SoftBank to any party that is not an affiliate of SoftBank, this Proxy Agreement shall not apply to or otherwise bind the transferred shares and no such transferee shall be required to become a party to this or any other proxy agreement.

(d)    At any meeting of New ESS’ stockholders where any Stockholder Vote shall be taken, the Proxyholder shall instruct New ESS such that, and New ESS agrees to register or cause to be registered the applicable vote, consent, election, waiver, other action and/or abstention of the Subject Shares by the Proxyholder such that, the Subject Shares shall be voted, consented, elected, waived, otherwise acted and/or abstained in the same manner and proportion as all other shares of New ESS stock entitled to participate in the applicable Stockholder Vote are voted, consented, elected, waived, otherwise acted and/or abstained, excluding any shares of New ESS stock held by SoftBank. In the event that any Stockholder Vote is taken pursuant to an action by written consent of New ESS’ stockholders, the Proxyholder shall vote, consent, elect, waive, otherwise act and/or abstain the Subject Shares in the same manner and proportion as all other shares of New ESS stock entitled to participate in the applicable Stockholder Vote are voted, consented, elected, waived, otherwise acted and/or abstained, excluding any shares of New ESS stock held by SoftBank. The manner of soliciting any Stockholder Vote shall be in accordance with laws of the State of Delaware, the Charter and New ESS’ bylaws.

(e)    The Proxyholder shall exercise its powers and rights in accordance with this Proxy Agreement, including its right to vote and otherwise exercise all voting and voting-related rights with respect to the Subject Shares in any Stockholder Vote, in a manner that is independent and not subject to the “control” of SoftBank pursuant to 31 C.F.R. § 800.208. SoftBank shall not exercise, and shall not attempt to exercise, any such “control” over Proxyholder in connection with the Proxyholder’s exercise of its powers or rights in accordance with this Proxy Agreement.

(f)    SoftBank (i) hereby represents that there are no proxies in effect with respect to the Subject Shares other than the proxy granted by this Proxy Agreement and (ii) agrees not to grant any other proxies with respect to any of the Subject Shares.

(g)    If Amir Moftakhar ceases to serve as Secretary of New ESS, notwithstanding any provision of this Proxy Agreement to the contrary, (i) Amir Moftakhar shall cease to serve as SoftBank’s attorney-in-fact and proxy hereunder, (ii) New ESS’ then-current Secretary, or if such position is vacant, New ESS’ President, or if such position is vacant, New ESS’ Treasurer/Assistant Treasurer (each such individual, a “Subsequent Officer”) be, and hereby is, automatically and without further action by SoftBank, appointed as the Proxyholder (for the avoidance of doubt, for all purposes under this Proxy Agreement), and (iii) New ESS shall secure such Subsequent Officer’s execution of a joinder to this Proxy Agreement (for the avoidance of doubt, such execution shall not be a condition to the effectiveness of the Subsequent Officer’s appointment as the Proxyholder).

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2.     MISCELLANEOUS.

(a)    This Proxy Agreement is coupled with an interest and is irrevocable (including in light of the fact that the Proxyholder, and each Subsequent Officer who may become the Proxyholder, is an equity holder and/or an officer of New ESS).

(b)    The Proxyholder shall have discretion in exercising its rights and performing its obligations under this Proxy Agreement. The Proxyholder, New ESS and its directors, officers, agents, employees, affiliates and other representatives (each such party other than the Proxyholder, a “Company Party”), shall not have or incur any liability whatsoever by reason of any act or omission of such Proxyholder in accordance with this Proxy Agreement, whether based upon mistake of fact or law or error of judgment, except in the case of Proxyholder’s fraud, willful misconduct or gross negligence; it being understood that this sentence shall not limit the liability of any Company Party for its own acts or omissions. Notwithstanding the foregoing, this Section 2(b) shall not affect SoftBank’s right to specific performance, injunctive relief or any other equitable remedies available to enforce, or prevent any violations of, the provisions of this Proxy Agreement.

(c)    SoftBank agrees to indemnify and hold harmless the Proxyholder against all losses that the Proxyholder suffers or may suffer in connection with the exercise of Proxyholder’s obligations hereunder. Notwithstanding the foregoing, any losses suffered by the Proxyholder as a result of Proxyholder’s fraud, willful misconduct or gross negligence shall not be indemnified by SoftBank.

(d)    This Proxy Agreement shall be in effect until, and shall automatically terminate upon, the earlier of (i) from and after the CFIUS Approval, the date SoftBank ceases to hold more than 15% of the voting power of the issued and outstanding shares of New ESS and (ii) the mutual written agreement of SoftBank and New ESS.

(e)    No provision of this Proxy Agreement may be amended, modified or waived, and this Proxy Agreement may not be terminated or cancelled (other than as expressly set forth herein), without the prior written consent of SoftBank and New ESS, nor shall any unilateral waiver be permitted.

(f)    All notices, requests and other communications made pursuant to this Proxy Agreement shall be in writing and shall be conclusively deemed to have been duly given when sent by confirmed electronic mail to the electronic mail address of the applicable Party or Parties as set forth on the signature pages hereto, if sent between 8:00 a.m. and 5:00 p.m. in the recipient’s local time on a business day, or on the next business day if sent other than between 8:00 a.m. and 5:00 p.m. in the recipient’s local time on a business day. A Party may change or supplement the address given on its signature page hereto, or designate additional addresses, for purposes of this Section 2(f) by giving the other Parties written notice of the new address in the manner set forth above.

(g)    This Proxy Agreement, all acts and transactions pursuant hereto and the rights and obligations of the Parties shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. Any legal suit, action or proceeding relating to, arising out of or arising under this Proxy Agreement shall be brought in the District Court of Delaware or the Delaware Court of Chancery (or if such court does not have jurisdiction, the Superior Court of Delaware), and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

(h)    The headings in this Proxy Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i)    This Proxy Agreement may be executed in any number of textually identical counterparts (including by means of email or other electronic transmission), any one of which need not contain the signatures of more than one Party, but all of such counterparts together shall constitute one agreement.

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(j)    The Proxyholder may not assign any of its rights or obligations hereunder without the prior written consent to such assignment by SoftBank and New ESS. Any attempted or purported assignment in violation of the foregoing sentence shall be null and void ab initio and of no force and effect. SoftBank may assign its rights and obligations hereunder to any of its affiliates, to which it transfers any Shares (except that the parties agree that notwithstanding any provision of this Proxy Agreement to the contrary, following any such transfer, the power to amend, modify, terminate or cancel this Proxy Agreement (to the extent permitted by this Proxy Agreement) shall remain with SoftBank), and any such affiliate to which Shares are transferred shall execute a joinder to this Proxy Agreement prior to such transfer (but only with respect to the Shares to be held by such person), with such transfer subject to the execution and delivery of such joinder. This Proxy Agreement and each provision hereof will inure to the benefit of and be enforceable by SoftBank, New ESS and their successors and permitted assigns, subject to the immediately preceding sentence.

(k)    If it is determined by a court of competent jurisdiction that any provision of this Proxy Agreement is invalid under applicable law, then (i) such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of this Proxy Agreement and (ii) to the fullest extent possible, such provision shall be adjusted to conform to applicable law so as to be valid and enforceable.

(l)    Each of the Parties acknowledges that (i) the rights of the Parties under this Proxy Agreement are unique; (ii) it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Proxy Agreement; and (iii) in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at law. Any such Party shall, therefore, in addition to any other remedies that may be available to a Party upon any such violation, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action shall be brought in equity to enforce any of the provisions of this Proxy Agreement, then none of the Parties shall raise the defense that there is an adequate remedy at law. Each Party waives any requirement for the security or posting of any bond in connection with such enforcement.

(m)    SoftBank hereby represents that neither SoftBank nor any other persons with a “voting interest for purposes of critical technology mandatory declarations” in SoftBank, within the meaning of 31 C.F.R. § 800.256, (i) have a principal place of business in, or are nationals of, a country listed in Country Group D:1, E:1, or E:2 of Supplement No. 1 to Part 740 of the Export Administration Regulations (“EAR”), or (ii) are a government end-user (as defined in the EAR) located or headquartered in a country not listed in Supplement No. 3 to 15 C.F.R. Part 740 of the EAR.

(THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

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IN WITNESS WHEREOF, the undersigned has executed this Proxy Agreement as of the date first written above.

ACON S2 ACQUISITION CORP.

By:	/s/ Adam Kriger
Name:	Adam Kriger
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the undersigned have executed this Proxy Agreement as of the date first written above.

SB ENERGY GLOBAL HOLDINGS ONE LTD.

By:	/s/ Richard Hossfeld
Name:	Richard Hossfeld
Title:	Authorized Representative

IN WITNESS WHEREOF, the undersigned have executed this Proxy Agreement as of the date first written above.

ESS TECH, INC.

By:	/s/ Eric Dresselhuys
Name:	Eric Dresselhuys
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the undersigned, in his or her capacity as the Secretary of New ESS and not in a personal or other capacity, has executed this Proxy Agreement as of the date first written above.

PROXYHOLDER:

AMIR MOFTAKHAR

/s/ Amir Moftakhar